FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of an increase in interests in Ordinary Shares in GlaxoSmithKline plc purchased at a price of 1470.26 pence per Share on 11 July 2012, in respect of the personal holdings of the under-mentioned persons following the re-investment of the dividend paid to shareholders on 5 July 2012.

Ordinary Shares
Sir Andrew Witty	1476.467
Dr M M Slaoui	227.382
Mr S M Bicknell	66.728
Mr M Dunoyer	321.733
Mr E J Gray	506.485
Mr S A Hussain	721.967
Mr D S Redfern	248.817
Ms C Thomas	243.219
Mr P C Thomson	96.352
Dr P J T Vallance	219.384
Mr C Weber	245.367
Mrs V A Whyte	0.008

The Company was advised of this information on 12 July 2012.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

12 July 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 13, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc